SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6–K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a–16 OR 15d–16 OF
THE SECURITIES EXCHANGE ACT OF 1934

February 26, 2002

IFCO SYSTEMS N.V.
(Translation of registrant’s name into English)

Rivierstaete, Amsteldijk 166
1079 LH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40–F.

Form 20-F     ☒            Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.

Yes     ☐            No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                         N/A.

Ad Hoc Disclosures

Ad hoc disclosures filed by the registrant with the Frankfurt Stock Exchange are attached to this report as follows:

1.
The ad hoc disclosure dated February 26, 2002, and filed by the registrant with the Frankfurt Stock Exchange on February 26, 2002, regarding the closing of the registrant’s sale of the assets of its industrial container services business, is attached to this report as Appendix A.

2.
The ad hoc disclosure dated February 26, 2002, and filed by the registrant with the Frankfurt Stock Exchange on February 26, 2002, regarding the registrant’s retaining of an exclusive financial advisor concerning the registrant’s €200,000,000 10.625% Senior Subordinated Notes due March 15, 2010, is attached to this report as Appendix B.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IFC	O SYSTEMS N.V.
(Re	gistrant)

Date: February 27, 2002 By: /s/ Michael W. Nimtsch
Mi	chael W. Nimtsch
Sen	ior Executive Vice President and Chief Financial Officer

APPENDIX A

IFCO Systems Announces Closing of Industrial Container Sale

Ad-hoc-announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.

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IFCO Systems Announces Closing of Industrial Container Sale

Amsterdam, February 26, 2002 — IFCO Systems N.V. (IFCO Systems, IFCO or the Company), a global leader in round-trip logistic systems and services, announces the completion of the sale of its Industrial Container businesses to Industrial Container Services, LLC, an affiliate of Cardinal Investment Company, Inc. of Dallas, Texas. Gross proceeds paid at the closing totalled US$45.1m, US$41.6 million of which was paid in cash and US$3.5m of which is represented by six year promissory notes of the buyer (with principal and accrued interest payable at maturity). The buyer will pay the Company up to an additional $11.0m of cash under an earnout formula based on the 2002 EBITDA of the Industrial Container businesses Central Region, which includes the Acme Barrel facility in Chicago, Illinois. IFCO has provided a $3.75m letter of credit to cover certain medical, workmens compensation and other insurance costs attributable to a historical underallocation of these costs to the Industrial Container division. Also, the buyers promissory notes and $2.0m of the cash proceeds from the sale have been escrowed with a third party pending resolution of environmental issues relating to the Company’s industrial container facilities in Zellwood, Florida, and Chicago, Illinois. A portion of the cash escrow may be subject to other indemnity claims that arise under the amended acquisition agreement. After funding the cash portion of the escrow account, accounting for transaction costs of approximately US$0.5m and paying the settlement cost of the OII superfund site of US$830,000, the Company received net cash proceeds of US$38.2m, which has been applied to pay down its senior debt. As a result of the unanticipated delays in completing this transaction, the Company obtained a waiver of the Q4 2001 financial covenants under its senior credit facility.

end of ad-hoc-announcement (c)DGAP 26.02.2002

Issuer’s information/explanatory remarks concerning this ad-hoc-announcement:

Acme Barrel recently agreed with the City of Chicago to relocate its operations before May 31, 2003 and to modify its business operations and make certain capital improvements to the facility pending its relocation. A subsidiary of IFCO will retain title to Acme Barrels assets until the facility is relocated. Additionally, a separate subsidiary of IFCO will retain title to the assets of Industrial Container divisions facility in Zellwood, Florida, pending an agreement with the U.S. EPA and the Florida Department of Environmental Protection to protect the buyer from responsibility for current environmental conditions at the Zellwood facility.

Contact:
Gabriela Sexton
Investor Relations
IFCO Systems N.V.
Zugspitzstrasse 15
82049 Pullach—Germany
+49 89 744 91 223
email: Gabriela.Sexton@ifco.de

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WKN: 932117; ISIN: NL0000232940; Index:
Listed: Amtlicher Handel in Frankfurt (SMAX); Freiverkehr in Berlin, Bremen,
Düsseldorf, Hamburg, München, Stuttgart

APPENDIX B

IFCO Systems retains ING Barings Limited as its exclusive financial advisor

Ad-hoc-announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.

————————————————————————————————————————

IFCO Systems retains ING Barings Limited as its exclusive financial advisor

Amsterdam, February 26, 2002—IFCO Systems N.V. (IFCO Systems, IFCO or the Company), a global leader in round-trip logistic systems and services, announces today that it has retained ING Barings Limited as its exclusive financial advisor concerning its EUR 200 million 10.625% Senior Subordinated Notes due March 15, 2010.

Contact:
Gabriela Sexton
Investor Relations
IFCO Systems N.V.
Zugspitzstrasse 15
82049 Pullach—Germany
+49 89 744 91 223
email: Gabriela.Sexton@ifco.de

end of ad-hoc-announcement (c)DGAP 26.02.2002

————————————————————————————————————————

WKN: 932117; ISIN: NL0000232940; Index:
Listed: Amtlicher Handel in Frankfurt (SMAX); Freiverkehr in Berlin, Bremen,
Düsseldorf, Hamburg, München, Stuttgart